ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
1 February to 1 March 2016

1 March 2016

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 29 February 2016 consisted of 3,924,038,086 ordinary shares, of which, 177,915,924 were held as treasury shares; leaving a balance of 3,746,122,162 shares with voting rights.

The figure of 3,746,122,162 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

29 February 2016

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	29 February 2016

Number of ordinary shares purchased:	250,000

Price paid per share (pence):	961.4875

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 178,315,924 of its ordinary shares in treasury and has 3,745,722,162 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

26 February 2016

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	26 February 2016

Number of ordinary shares purchased:	150,000

Price paid per share (pence):	977.8943

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 178,065,924 of its ordinary shares in treasury and has 3,745,972,162 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

25 February 2016

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	25 February 2016

Number of ordinary shares purchased:	400,000

Price paid per share (pence):	973.6403

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 177,915,924 of its ordinary shares in treasury and has 3,745,122,162 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

24 February 2016

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	24 February 2016

Number of ordinary shares purchased:	400,000

Price paid per share (pence):	957.5774

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 177,515,924 of its ordinary shares in treasury and has 3,746,522,162 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

23 February 2016

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	23 February 2016

Number of ordinary shares purchased:	250,000

Price paid per share (pence):	966.6425

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 177,115,924 of its ordinary shares in treasury and has 3,746,922,162 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

National Grid plc (“NG”)

Tuesday 9 February 2016

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 33,674 NG ordinary shares, on 8 February, under the scheme was confirmed by the Trustee late yesterday, at a price of 949.7991 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP

Steve Holliday	16 Ordinary Shares

Andrew Bonfield	15 Ordinary Shares

John Pettigrew	15 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest

Steve Holliday	2,661,114 Ordinary Shares

Andrew Bonfield	1,173,248 Ordinary Shares

John Pettigrew	639,268 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).